Aff
9-5-2003


SECURITI[illegible] IISSION
03051186



SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH DC 152 SECTION

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SEC FILE NUMBER
8-52010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golden Beneficial Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 San Felipe, Suite 111
(No. and Street)

Houston, TX 77057
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilson — 281-770-9270
(Area Code — Telephone No.)

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James A. Longaker, CPA
(Name — *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) — Kingwood (City) — Texas (State) — 77339 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities ~~Corporation~~, as of June 30, ~~19~~2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public


BRENDA G. HERA
MY COMMISSION EXPIRES
APRIL 27, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Statement of Cash Flows
- x (p) Statement of exception of 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

GOLDEN BENEFICIAL SECURITIES ~~CORPORATION~~

FINANCIAL STATEMENTS

REPORT PURSUANT TO RULE 17A – 5(d)

JUNE 30, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365

CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Golden Beneficial Securities Corporation
Houston, Texas

I have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation as of June 30, 2003 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



August 28, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Current assets:		
Cash in bank	$	1,004
Clearance account		60,008
Comissions receivable		16,973
Defered tax assets		869
Prepaid expenses		255
Total assets	$	79,109

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued liabilities	$	1,500
Equity		
Common Stock, $1 par value per share; authorized 100,000 shares; issued and outstanding 30,000 shares		30,000
Paid in Capital		51,088
Retained earnings		(3,479)
Total stockholders' equity		77,609
Total liabilities and stockholders' equity	$	79,109

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2003

Revenues:		
Commission Income	$	230,477
Expenses		
Bank Service Charges		127
Clearing Charges		4,323
Comission Expenses		25,313
Management Fees		180,915
NASD fees		1,956
Professional Fees		1,980
Telephone and T-l Line		7,850
Total expenses		222,464
Income from operations		8,013
Other Income (Expenses)		
Interest income		46
Other income		97
		143
Net income before income taxes		8,156
Income taxes benefit (expense)		(1,123)
Net Income	$	7,033

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2002	$ 30,000	$ 1,088	$ (10,512)	$ 20,576
Add capital contributions	-	50,000	-	50,000
Net income for the year	-	-	7,033	7,033
Balance at June 30, 2003	$ 30,000	$ 51,088	$ (3,479)	$ 77,609

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2003

Cash flows from operating activities:		
Net Income	$	7,033
Adjustments to reconcile net income to net cash		
Provided by (used for) operating activities:		
Increase in clearance account		(60,008)
Increase in commissions receivable		(9,475)
Decrease in deferred tax asset		1,123
Decrease in prepaid expense		256
Increase in accured liabilities		1,500
Net cash provided (used) in operating activities		(59,571)
Cash flows from financing activates:		
Proceeds from additional paid in capital		50,000
Net cash provided (used) in financing activities		50,000
Net decrease in cash		(9,571)
Cash at beginning of year		10,575
Cash at end of year	$	1,004

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

A. Summary Of Significant Accounting Policies

Nature of Business

Golden Beneficial Securities Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is Texas Corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company is an introducing broker with accounts processed by Advantage Trading Group and Instinet Clearing Services.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes

Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating lass and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which temporary differences are expected to

be recovered or settled. The effect of deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

Operating Loss Carryforward

The company has net operating loss carryforwards available to offset future income taxes totaling $5,119. If not used, these credits will expire in 2018.

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Securities and Exchange Commission permits a ration of no greater than 15 to 1. At June 30, 2003, the Company had a net capital of approximately $76,485 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2% at June 30, 2003.

GOLDEN BENEFICIAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

JUNE 30, 2003

Total equity from statement of financial condition	$	77,609
Less non-allowable assets:		
Statement of Financial Condition (Notes B and C)		1,124
Net Capital	$	76,485

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	98
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	5,000
Excess net capital	$	71,485

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$	1,500
Ratio of aggregate indebtedness to net capital		N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		2%

// JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Golden Beneficial Securities Corporation for the year ended June 30, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



August 28, 2003

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718